Exhibit 99.6

Lorus Therapeutics To Host Third Quarter 2014 Financial Results

Conference Call and Webcast

TORONTO, CANADA - April 8, 2014 - Lorus Therapeutics Inc. (TSX: LOR) today announced it intends to release financial results for the quarter ended February 28, 2014, on Thursday, April 10, 2014 after the close of the market. The company intends to host a conference call on the same day at 5:00 p.m. EDT to discuss the financial results.

Participants can access the conference call by dialing 1-888-231-8191 (North American toll free number) or 647-427-7450 (local). The conference call will be available via a live webcast at http://www.newswire.ca/en/webcast/detail/1335393/1476021, and will also available through a link on the Investor Relations section of Lorus’ website at http://www.lorusthera.com/investors/index.php. Please log onto the webcast at least 10 minutes prior to the start of the call to ensure time for any software downloads that may be required. An archived version of the webcast will be available on the company’s website for 30 days. An audio replay of the webcast will be available approximately two hours after the conclusion of the call for 30 days by dialing 1-855-859-2056, using the passcode 27043239.

The press release, the financial statements and the management’s discussion and analysis for the quarter ended February 28, 2014 will be available on SEDAR at www.sedar.com.

About Lorus

Lorus is a clinical-stage biotechnology company with a commitment to discovering and developing targeted therapies addressing unmet medical needs in oncology. We aim to develop therapeutics focused on novel cellular targets on the leading edge of cancer research coupled to companion diagnostics to identify the optimal patient population for our products. Our pipeline of cancer drug candidates includes small molecule products and immunotherapies providing additive or synergistic efficacy without leading to overlapping toxicities with existing anti-cancer regimens, facilitating the adoption of doublet or possibly triplet therapies. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and US securities laws. Such statements include, but are not limited to, statements relating to the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such risks and uncertainties could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

For further information, please contact:

Lorus Therapeutics

Greg Chow, Chief Financial Officer

416-798-1200

gchow@lorusthera.com

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com